09046973

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"2009 Annual Report"

Released: 14 September 2009

SUPPL

Pages: 2
(including this page)
Note: A hard copy of the 2009 Annual Report will be mailed to the US SEC Filing Desk – it is too large to fax.

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 9/17

FOSTER'S GROUP

14 September 2009

Company Announcements Office
Australian Securities Exchange Limited
Level 1
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

Re: 2009 Annual Report

In accordance with Listing Rule 4.7, attached is a copy of the 2009 Annual Report to be sent to shareholders.

Yours faithfully,

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"2009 Business Review"

Released: 14 September 2009

Pages: 17
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

14 September 2009

Company Announcements Office
Australian Securities Exchange Limited
Level 1
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

Re: 2009 Business Review

In accordance with Listing Rule 3.17, attached is a copy of the 2009 Business Review to be sent to shareholders.

Yours faithfully,

Robert K Dudfield
Assistant Company Secretary

TRANSFORMING FOSTER'S

2009 BUSINESS REVIEW

FOSTER'S GROUP

OUR FOOTPRINT



1
2
3
4
5
6
7
8
9
10
11
12
13
14
15

Key Data*

Employees	**6,612**
Australia, Asia & Pacific	5,021
Americas	1,356
Europe, Middle East & Africa	235
Brands	**120**
Wine	62
Beer	28
Spirits / Pre-mix	19
Non-alcohol	8
Cider	3
Wineries	**22**
Australia, Asia & Pacific	14
Americas	7
Europe, Middle East & Africa	1
Breweries	**5**
Australia, Asia & Pacific	5
Other facilities	**6**
Packaging / Bottling Centres	3
Distilleries	2
Cideries	1
Vineyard Holdings (ha)	**15,114**
Australia, Asia & Pacific	11,624
Americas	3,375
Europe, Middle East & Africa	115

Wineries and Breweries

Americas

- **Central Coast** (Meridian) — 1
- **Napa Valley** (Beringer, Etude, Napa Bottling Centre, St. Clement, Stags' Leap) — 2
- **San Francisco** (Cellar 360) — 3
- **Sonoma** (Asti / Souverain, Chateau St Jean) — 4

Fiji

- **Lautoka** (South Pacific Distillery) — 5

Italy

- **Tuscany** (Castello di Gabbiano) — 6

New Zealand

- **Auckland** (Matua Valley) — 7

Samoa

- **Apia** (Samoa Brewery) — 8

* Numbers as at 30 June 2009

Australia

New South Wales

- **Hunter Valley** (Rosemount Estate Cellar Door) — 9

Queensland

- **Yatala Brewery** — 10

South Australia

- **Adelaide Hills** (Penfolds Magill Estate) — 11
- **Barossa Valley** (Penfolds, Saltram Estate, Wolf Blass, Wolf Blass Packaging Centre)
- **Clare Valley** (Annie's Lane)
- **Coonawarra** (Wynns Coonawarra Estate)
- **McLaren Vale** (Rosemount Estate)

Tasmania

- **Cascade Brewery** — 12

Victoria

- **Abbotsford Brewery** — 13
- **The Garage Brewery**
- **Glenrowan** (Baileys of Glenrowan)
- **Grampians** (Seppelt Great Western)
- **Mornington Peninsular** (T'Gallant)
- **Murray Darling** (Lindemans Karadoc)
- **Yarra Valley** (Coldstream Hills, St Hubert's Cellar Door)

Western Australia

- **Margaret River** (Devils Lair) — 14

Regional Head Offices

- **Melbourne** (Global Headquarters) — 13
- **Napa** (US corporate office) — 2
- **Twickenham** (UK corporate office) — 15

Unless otherwise stated, 2009 and prior years refer to the period ended 30 June 2009 and all dollars are Australian dollars

FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER





As promised in announcing the Wine review, significant transformation is underway at Foster's.

Following an exhaustive review of our wine business, we have set a strategic agenda for the whole company, to improve efficiency, build capability and drive our growth.

New leadership is in place across the Group. The creation of a dedicated Australian beer, cider and spirits business, renamed Carlton and United Breweries, and a stand-alone dedicated Australian and New Zealand wine business sets the platform for improved performance in our most important region.

The sales teams now have dedicated focus on their respective product category, and we are refining our 'route-to-market' strategies; a 25% increase in the Australian sales force materially improves the level of direct coverage of our customer base. In the Americas, we are reviewing our distributor relationships, and we have moved to a direct distribution model for our important Nordic markets.

These changes also provide the opportunity to redesign our administrative structure and eliminate complexity from the business. We are developing common, integrated information technology systems as a major enabler for greater efficiency, better performance monitoring, accountability and transparency.

Efficiency benefits of $21 million were realised in the year and the Group remains on-target to deliver $100 million in annual cost savings in 2011.

We are also making solid progress on other key outcomes from our wine review including the sale of non-essential vineyards, brands and facilities in South Eastern Australia and the Californian Central Coast.

Most Importantly, a new culture is being fostered as we draw upon the best of our heritage to drive a new momentum across the business. That culture is based upon desired behaviours encapsulated in the threeAs – Accountable, Adaptable and Aggressive. The threeAs set a clear example of how each employee can help deliver the high performance expected of Foster's.

Delivering results

At the close of 2009, Foster's is a strong company, with a solid balance sheet, conservative gearing and ready access to funds.

On revenues of $4.5 billion, operating cash flows before interest and tax rose almost 13 per cent to $1.4 billion with net profit before significant items and the agricultural charge of SGARA up 4% to $741.5 million. On a similar basis, earnings per share were up 4.6% to 38.5 cents.

The reported net profit of $438 million was after restructuring costs and write downs of vineyard, brands and inventory of $397.6 million. Directors declared a final dividend of 15.25 cents per share for a total annual dividend of 27.25 cents.

Foster's Australia, Asia and Pacific Beer, Cider and Spirits business contributed the greatest share of earnings, with sales revenues up 2.5% and net earnings increasing 2.9%.

Wine remains a profitable business generating solid cash flows. The category shows good growth characteristics and Foster's is an international leader in premium wine. Returns in the period, however, were impacted by challenging economic conditions and a collapse in consumer confidence in our key international markets. A shift away from on-premise consumption and luxury wines and higher costs of sales, reduced overall wine earnings by 7.3% to $363.9 million. Global wine sales volumes declined just over 5% mostly impacted by reductions in customer inventories in the Americas and Europe, and the final withdrawal from the cask wine sector in Australia.

Strong Brands

While much is changing at Foster's, our commitment to lead innovation, invest in our brands and maintain the highest quality standards remains steadfast. Our brand measures show significant consumer support and innovation is driving growth.

In Australia, Foster's sells seven of the top ten best selling beers. We boast three of the five fastest growing brands and three of the five largest new product releases by value in the past year. Our Carlton brand, established in 1864, has grown to be Australia's second largest selling brand, only marginally behind Australia's favourite, our own VB.

We continue to expand our portfolio through recent innovations. In just five years since launch, Pure Blonde has grown to be an established mainstream Australian beer brand. Other successes like Carlton Dry Fusion Lemon and Lime, Carlton Natural Blonde, Pure Blonde Naked, Cascade Green, and a line of Matilda Bay innovations including the very successful Fat Yak, demonstrate our commitment to expanding our presence in growth segments.

Innovation is also key to driving sales growth in wine and building core brand equity. A focused innovation program for brands such as Yellowglen, Wolf Bass and Beringer is driving consumer interest.

Rosemount O, Lindemans Early Harvest and Wolf Blass Veraé demonstrate our ability to create new wine styles. A new range, "Maison de Grand Esprit", has been created in partnership with leading French winegrowers, and allows Foster's to bring some classic "old world" varietals to the Australian on-premise market.

Looking Forward

Our aim on behalf of shareholders, our people and the communities in which we live and work, is to deliver consistent growth in total shareholder returns while successfully managing our social and environmental responsibilities. We plan to continue the transformation begun this year, to become more efficient, more competitive and to deliver profitable growth.

Foster's business strength, change momentum and strong brand health positions this great company to capture business opportunities and drive growth in 2010 and beyond.

David A Crawford
Chairman

Ian D Johnston
Chief Executive Officer

STRATEGIC AGENDA

The year in review was a watershed for Foster's with a new business strategy, a new company structure, a new leadership team and a new culture being embedded across the company.

Following a 'back-to-basics' review of our wine business, we committed to split the Foster's Australian business into two. First, establishing a beer, cider and spirits company under the iconic Carlton & United Breweries name and second, a wine company focused entirely on its world class wine portfolio. This has now been completed, and across the regions we have also integrated our commercial and selling functions with supply structures to create end-to-end operations – directly linking breweries to consumers and vineyards/wineries to consumers.

We also agreed a simple vision – where Foster's plays, Foster's wins – and are now structuring our business planning around the strategic imperatives of growth, efficiency and capability.

We have always had a wonderful portfolio of brands. To grow our business and its earnings and returns, we are seeking to better target our beer and wine brands to the attractive markets and sales channels, including the 'on-premise' or out of home segment.

To stimulate consumer interest in, and engagement with our categories, we have increased the level of product innovation with great success. As well, strong marketing initiatives have helped strengthen brand health. Major programs have begun to support VB and in the pipeline are new campaigns for Pure Blonde, Carlton Draught, Carlton Dry and Cascade. And there are more innovations to come, extending consumer favourites and breaking the mould with some new concepts.

At all levels in our operations, we are committed to improving efficiency, eliminating waste, leveraging our purchasing power and driving continuous process improvement. We are on track to deliver $100 million of annual cost savings in 2011. As we begin to deliver improved technology to replace outdated legacy systems, this will enable more opportunities to improve business efficiency and productivity.

Perhaps our greatest opportunity is to build a new culture – embedding our threeAs – Accountable, Adaptable, Aggressive – and linking them with reward, talent development and succession plans. Foster's performance and development programs are being rebuilt to manage people development, marketing and sales excellence and promote succession planning.

threeAs

Finally, we are committed to the goal of zero harm to all our employees in our work places. We act with integrity, social responsibility and strive to conserve natural resources and the environment. We seek to be consumer led and customer driven, building partnerships with our key customers and delivering outstanding consumer experiences.

Foster's Strategic Agenda


VISION
Where Foster's plays... Foster's wins
IMPERATIVES
Growth
Efficiency
Capability
INITIATIVES
Lead innovation
Build iconic brands
Focus the portfolio
Growth in new markets
Eliminate waste
Leverage global procurement
Drive continuous improvement
Develop talent
Improve processes
Renew systems
Deliver functional excellence
PERFORMANCE
threeAs – Accountable, Adaptable, Aggressive
Inspiring Leadership
Enduring Values – Consumer led & Customer driven, Committed to our people, Socially responsible, Acting with integrity

FINANCIAL HIGHLIGHTS

Net profit after tax ($m)


800
700
600
500
400
300
200
100
0
2005
2006
2007
2008
2009

RESULTS BEFORE SIGNIFICANT ITEMS AND SGARA[1]

$741.5 MILLION

REPORTED RESULTS

$438.3 MILLION

Earnings per share (cents)


40
30
20
10
0
2005
2006
2007
2008
2009

RESULTS BEFORE SIGNIFICANT ITEMS AND SGARA[1]

38.5 CENTS

REPORTED RESULTS

22.8 CENTS

Dividends per share (cents)


30
25
20
15
10
5
0
2005
2006
2007
2008
2009

REPORTED RESULTS

27.25 CENTS

Net Sales Revenue

By Category


52%

By Geography


9%

EBITS (excluding Corporate)

By Category


69%

By Geography


5%

Wine
Beer, Cider, Spirits

AAP
Americas
EMEA

In Summary

In 2009 Foster's net profit before significant items and SGARA increased 4.0% to $741.5 million. Reported net profit was $438.3 million and included $397.6 million ($287.2 million after tax) of non-recurring wine review restructuring costs and a $16.0 million non-cash SGARA charge.

Earnings from Beer, Cider and Spirits increased 3.9% to $825.5 million. In Australia, beer, cider and spirits performed strongly and benefited from volume growth and ongoing consumer demand for premium and low carbohydrate beers. Outside of Australia, growth in the Middle East was strong while earnings in Asia/Pacific were similar to the prior year.

Wine earnings in the period, however, were impacted by challenging economic conditions and a collapse in consumer confidence in our key international markets. A shift away from on-premise consumption and luxury wines and higher costs of sales, reduced overall wine earnings by 7.3% to $363.9 million.

Cash flow from operating activities remains outstanding and after the payment of interest, tax, capital reinvestment in the business and dividends to shareholders, cash flow was $309.8 million.

Foster's has a robust financial position with cash balances of $133 million and conservative debt levels.

Foster's Group Limited financial results for the year ended 30 June 2009

	2009 $m	2008 $m	Change %
Net sales revenue	4,491.1	4,372.7	2.7
Australia, Asia and Pacific (AAP)	962.4	948.4	1.5
Americas	165.9	150.8	10.0
Europe, Middle East and Africa (EMEA)	61.1	87.3	(30.0)
Corporate	(24.4)	(47.6)	48.7
EBITS[1]	1,165.0	1,138.9	2.3
Net finance costs	(146.6)	(144.7)	(1.3)
Tax	(272.5)	(278.8)	2.3
Minority interests	(4.4)	(5.8)	24.1
Discontinued operations trading result after tax	-	3.6	-
Net profit after tax (before significant items and SGARA)	741.5	713.2	4.0
SGARA[2]	(16.0)	1.4	>(200.0)
Significant items (net of tax)	(287.2)	(602.9)	>200.0
Net profit after tax	438.3	111.7	>200.0

Average number of shares on issue 1,925.2 million

1 Prior to significant items and SGARA. Significant items include [illegible] material items, discontinued material items and [illegible] on sale of discontinued operations.

2 SGARA relates to Self Generating and Regenerating Assets and represents the non-cash profit or loss relating to the accounting treatment of agricultural assets. Further information can be found in AASB 141.

GROWTH

Growth – whether in sales, market share, volumes or returns, is a fundamental goal for any business.

At Foster's, we are investing across our business to leverage the best of our current assets and innovating to expand our portfolio.

Perhaps the most significant initiative for 2009 was the restructure of Foster's Australian beer and wine sales activities, completed in June 2009. While combined beer and wine capabilities in logistics, warehousing and 'back office' functions still makes sense, we concluded that at a production and sales level, these businesses will perform better as stand alone structures.

The return of Foster's Australian beer, cider and spirits business as Carlton & United Breweries (CUB) is a major shift for our business. Established in 1864, Carlton and later the 6 breweries that came together to form this iconic business, have built a reputation as great Australian brewers.

Over almost 150 years, CUB has built quality brands with favourites such as VB, Carlton and Crown, in Carlton Natural Blonde and Dry Fusion, Pure Blonde and VB Raw, the next stable of favourites is being created.

Australia's largest beer, VB returned to value growth for the June quarter – for the first time in many years. Sales are being boosted by the launch of the "the Regulars" campaign and refreshed packaging.

Another major contributor was the "Raise a Glass Appeal", a fundraising partnership between Australia's favourite beer brand, the Returned and Services League and Legacy. Built on a long, informal association between VB and the Armed Forces, VB contributed $1 from every specially labelled carton of VB stubbies sold. The brand also gave more than 1,500 kegs to hotels and clubs with proceeds donated to the Appeal. Including contributions from suppliers, customers and consumers, the Appeal raised over $1.1 million for veterans welfare.

Pure Blonde Naked Ale was introduced in October 2008 in Queensland, Australia and has now expanded into other mid strength markets. As the first beer launched as a low-carbohydrate alternative in the mid strength category, Pure Blonde Naked has been an instant success and is the low-carbohydrate, mid-strength leader.



In wine innovation, clear performance targets and increased investment support is driving the next stage of growth. We are reshaping our portfolio toward profitable and growing segments, better balancing regions and varietals and exiting non-profitable segments such as cask wine in Australia.

We are capitalising on market opportunities where they appear. The move to direct sales, marketing and distribution of our leading wine portfolio in the key Nordic markets of Norway, Sweden and Finland makes Foster's a top three wine supplier in each market. The new structure builds on the current strength of our leading wine portfolio and demonstrates our commitment to invest to drive growth in our brands and unlock value for our shareholders.

Wolf Blass Verae (a Sparkling, chilled red), Lindemans Early Harvest (extending its lower alcohol, lower calorie positioning), and Yellowglen Lella (a new sparkling Sauvignon Blanc offering) are examples of successful innovations.

Coinciding with our support of the 2009 international cricket season in England, Wolf Blass launched a new sparkling wine in the Yellow Label range with the Pinot Noir Chardonnay 2007. The campaign titled 'Vintage Performance' helped customers reap the rewards of the increased profile of our brand, and took the Wolf Blass association with cricket to a new level. As an alternative to champagne, the Yellow Label sparkling has gained listings in major UK retailers and has proved popular among consumers.



Our new French wine brand, Maison de Grand Esprit, creates a first with the fusion of old world winemaking and new world techniques from Australia. With a portfolio of 20 exceptional wines, the Maison de Grand Esprit or 'Meeting of the Minds' brand is one of the first luxury labels to source wine from multiple regions across France. A new wave of cult French winemakers in collaboration with some of Foster's leading Australian winemakers, have taken a contemporary approach to French winemaking, creating an adventure for both winemakers and wine lovers.


Poids Lourds
vers R.N.74

We have created Wolf Blass Green Label to make less impact on the environment, while still delivering the same quality, taste and consistency as Wolf Blass wine in glass. Producing 29% less greenhouse gas emission, the re-usable plastic bottle (PET) is lightweight, recyclable and has been a popular addition to this leading brand.



Profitable growth in the Americas is important for our success. Our American business is currently engaging distributors to agree on strategic priorities and fundamentally change working relationships. Led by popular and high quality brands including Beringer, Chateau St. Jean, Stags' Leap and Etude, the implementation of the Wine Review outcomes coupled with changes in key leadership roles is the catalyst needed to build the platform for growth in the Americas.

EFFICIENCY

The right organisational structure, streamlined business systems and processes, and a supply chain leveraging the benefits of scale, all add up to a more efficient business.

Our new business structure reflects our key activities – making and selling drinks. Our revised organisational structure provides direct management responsibility, increased transparency and accountability, and significantly reduced complexity for our business leaders. We have built closer links between our brewers, winemakers and the consumer marketplace, more effectively balancing our supply and demand projections.



We are driving efficiencies across our production, packaging and distribution sites. Through the implementation of Continuous Improvement and other best practice programs, we are refining our processes and improving flexibility and equipment utilisation rates.


CARLTON DRAUGHT

A major improvement has also been our shift to greater 'feet on the street' in our sales structure. In Australia, 70% of our sales force and marketing teams are now in direct sales roles, up from 56% in the previous structure. In that context it is encouraging to see the results of the 2009 Australian Liquor Pulse Off-Premise Survey – measured across 1500 of the largest independent retailers – where Foster's sales team rated as clear number one overall.

Australian Sales and Marketing Structure


Sales
Marketing & Sales support
56%
44%
70%
30%
Old Structure
New Structure

We are also simplifying our businesses processes – making it easier to do business in, and with, Foster's. Strategic partnerships that leverage our global scale have been agreed with major contracts for recruitment, and technology services negotiated in the year.

We are shifting to common, integrated information technology systems across all businesses, a major enabler for greater efficiency, monitoring, accountability and transparency. Eliminating waste makes great sense, from an environmental and business perspective. This year, we formalised our commitment to diverting waste from landfill and set clear targets for improvement for over 30 waste types that are generated from 108 operations globally.

These wastes can broadly be grouped as solid, liquid, organic and hazardous. We manage waste according to the tenets of avoid, reduce, re-use, recycle and responsibly dispose.

OPERATIONAL WASTE

We have also made solid progress in the proposed sale of non-essential US and Australia vineyards and wineries. In California, the reconfiguration of the St Helena winery is proceeding as planned with Central Coast winemaking consolidated at the Paso Robles facility. In Australia, a tender process is well underway with encouraging interest from local and international buyers.

Our global packaging capacity has been consolidated at three key sites in Napa, California, Barossa, South Australia and Karadoc, Victoria.

Also during the period, we increased in-market bottling in the UK to reduce shipping costs for commercial wine sales in the competitive UK market.



We are on track to deliver $100 million of cost savings in 2011, including major cost efficiency initiatives such as cutting corporate costs, overhead reductions in Europe and the Americas and centralisation and restructuring of marketing and sales support functions in Australia.

$100 MILLION

CAPABILITY

It is all part of a cultural transformation taking place across the business, one that is redefining our relationship with our people.

The appointment of new leadership to Carlton & United Breweries, the Australia and New Zealand wine business and in our wine business in the Americas was a vital step in changing the culture at Foster's. A significant renewal of our senior leadership team following the appointment of CEO, Ian Johnston in September 2008 has included 4 new recruits and 1 internal promotion.

We have also set in place integrated frameworks to develop and manage a safe and engaged workplace. They include a five year Occupational Health and Safety Strategy, a People Strategy and Code of Conduct.

These frameworks assist Foster's to set clear expectations, deliver quality feedback and link rewards to performance.

Across the business we have embedded new behaviours to deliver a high performance culture. Foster's employees have clear priorities and performance expectations. Our people expectations are aligned with our incentive structures which reflect the strategic imperatives – growth, efficiency and capability. We are focussed on capability development through increased investment in training and enhanced leadership, development and performance management.


DELIVER ON OUR PROMISES
Accountable.
A


CREATE NEW OPPORTUNITIES
A


ACT WITH ENERGY AND URGENCY
Aggressive.
A

Bringing our threeAs to life.

Making it easier to do business

We are making it easier to do business at Foster's with a simpler organisation, new behaviours and improved systems. A major program is underway to build the capability of our information technologies and business systems. This program includes over forty individual projects designed to build the foundations in support of the business transformation and directly improve efficiencies.

ADAPTABLE, ACCOUNTABLE, AGGRESSIVE

Our threeAs

Underpinning the strategic agenda and our transformation program are the threeAs.

Foster's employees have been bringing the threeAs to life since they were launched in January 2009. The threeAs are aimed at driving behavioural change and building a high performance culture and are embedded into all of our people programs.

New recruits are introduced to the threeAs during the recruitment process, and during induction. They are a key component of Individual Performance Management, discussed in performance reviews and forming the basis of performance and development plans.

Our Enduring Values: ***Committed to our People, Consumer Led, Customer Driven, Acting with Integrity, Socially Responsible.***



SUSTAINABILITY OVERVIEW

OPERATIONAL WASTE | PRODUCT STEWARDSHIP | COMMUNITY CONTRIBUTION | GOVERNANCE | LEADERSHIP ADVOCACY | ENERGY, WATER CLIMATE CHANGE | PEOPLE SAFETY | RESPONSIBLE CONSUMPTION

Our approach

In 2008, Foster's transformed the way we communicate our sustainability programs and progress – focussing our activities around the issues that directly impact our business. Eight sustainability priorities now govern the way we organise our efforts and assess our performance. These priorities are overseen by the Foster's Leadership Team which remains the governance and decision making body, reviewing and setting the agenda and driving our sustainability performance.

Our 2009 Sustainability Report will detail our performance, programs and 2010 activities on each of these priorities.

The report will be available from October online at www.fostersgroup.com


Safety performance
Frequency Rate (incidents per million hours worked)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2005
2006
2007
2008
2009
Lost Time Injury Frequency Rate
Recordable Case Injury Frequency Rate



Sustainability overview

While many things are changing at Foster's, our deep commitment to effective management of our environmental and social impacts remains as strong as ever.

Our key health and safety performance indicators continued a five year positive trend in 2009 with a lower rate of lost time and recordable injury cases.


Water efficiency
Litres of water used per litre of production
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2008
2009
Beer (ex. Pacific)
Wine (ex. EMEA & viticulture)


Energy efficiency
Megajoules of energy used per litre of production
1.50
1.25
1.0
.75
.50
.25
.00
2008
2009
Beer (ex. Pacific)
Wine (ex. EMEA & viticulture)

Health and wellbeing remains a priority for our own people and our consumers and initiatives again targeted healthy living, work/life balance and responsible consumption of alcohol and continuing innovation in reduced alcohol and lower carbohydrate options.

During 2009, we invested behind initiatives to encourage responsible enjoyment of alcohol, through support for education, awareness and assistance programs.
We recognise that misuse of alcohol remains a community concern and continue to invest in company wide responsible consumption programs.

We continue to pursue a simple goal – to produce premium quality drinks using fewer natural resources. The launch of a Group Environment Policy and a global environment performance database is driving improved performance. And, with energy and water costs increasing sharply, efficiency improvements are not only good for our shared natural environment, they make good business sense.

We have established baselines across our waste types, at the same time continuing to drive a decrease in the weight of packaging sold into market.
Based on our first comprehensive environmental life cycle analysis in wine, we launched Wolf Blass Green Label in PET, producing 29% less greenhouse gas emissions per bottle.

We implemented a global Food, Safety and Quality manual, whilst overseeing a 16% reduction in critical consumer complaints.

And our investment in the communities where we live and work has never been stronger with direct and immediate support provided to victims of the tragic Victorian summer bushfires.
Over $6.5 million was invested across our community programs with Australia's favourite beer, VB, raising over $1 million through the successful Raise a Glass Appeal to support returned Australian servicemen and women and their families.


Community investment
$ (000,000)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2007
2008
2009

While we acknowledge there is always more to be done, we are proud of our progress and our second consecutive gold rating in the international Corporate Responsibility Index.

FIVE YEAR SUMMARY

	2005	2006	2007	2008	2009
Income Statement					
Net Sales Revenue	3,322.2	4,350.9	4,555.2	4,372.7	4,491.1
EBIT from operations					
– AAP		800.2	831.2	949.9	940.2
– Americas		255.3	254.9	151.2	166.2
– EMEA		68.9	82.2	87.3	61.1
– Corporate		(58.7)	(51.5)	(47.6)	(24.4)
EBIT (Continuing Business)	729.2	1,065.7	1,116.8	1,140.8	1,143.1
Net Interest	(81.0)	(243.3)	(187.1)	(144.7)	(146.6)
Income Tax Expense (excluding material items)	(208.6)	(248.1)	(260.7)	(279.3)	(266.6)
Minority Interest	(5.3)	(3.6)	(3.7)	(5.8)	(4.4)
Material Items (after tax)	(25.8)	(66.4)	107.8	(605.8)	(287.2)
Discontinued Operations – trading (after tax)	85.3	37.2	23.4	3.6	-
Discontinued Operations – material items (after tax)	426.1	624.7	169.7	2.9	-
Net Profit after Tax	**919.9**	**1,166.2**	**966.2**	**111.7**	**438.3**
Net profit prior to significant items and SGARA	531.8	612.9	716.0	713.2	741.5
SGARA	(17.7)	(7.1)	(38.0)	1.9	(21.9)
SGARA (after tax)	(12.2)	(5.0)	(27.3)	1.4	(16.0)
Average Shares Outstanding (Million)	1,998.8	2,012.2	2,012.7	1,937.3	1,923.3
Average Dilutive Shares Outstanding (Million)	1,999.6	2,012.2	2,013.5	1,938.3	1,925.2
Earnings Per Share	26.6	30.5	35.6	36.8	38.5
Reported Basic Earnings Per Share (cents)	46.0	58.0	48.0	5.8	22.8
Reported Diluted Earnings Per Share (cents)	46.0	58.0	48.0	5.8	22.8
Cash Flow					
EBITDAS (continuing business)	880.0	1,216.7	1,305.7	1,306.5	1,345.0
Operating cash flow	523.4	835.2	747.3	669.9	884.9
Asset sales and other	1,038.9	828.3	770.4	92.1	9.4
Capital expenditure	(239.9)	(284.9)	(195.2)	(139.3)	(162.6)
Investments	(3,113.3)	(206.3)	(1.4)	-	-
Dividend payments	(300.3)	(332.9)	(620.2)	(601.9)	(476.2)
Share buy-back/new issues	(146.5)	3.3	(124.6)	(180.3)	(2.5)
Outside equity interest	(6.3)	(1.8)	(3.1)	(0.7)	-
Net cash flow	**(2,244.0)**	**840.9**	**573.2**	**(160.2)**	**253.0**
Financial Strength					
Net Debt (EOP)	4,236.6	3,499.2	2,568.6	2,402.7	2,611.4
Total Shareholders' Equity	3,707.2	4,481.7	4,633.2	3,850.7	3,757.4
Book Value Per Share ($)	1.8	2.2	2.3	2.0	1.9
Net Tangible Assets Per Share ($)	-	0.4	0.6	0.6	0.5
Net Debt/Equity (%)	114.3	78.1	55.4	62.4	69.5
EBITS/Interest Paid cover (times)	9.2	4.4	6.2	7.9	7.9
Shareholder Returns					
Dividend (Cents Per Share)	20.00	21.50	23.75	26.25	27.25
Dividend Cover (Times)	2.3	2.7	2.0	0.2	0.8
Franking (%)	100.0	100.0	100.0	100.0	100.0
Return on Equity (%)	24.8	26.0	20.9	2.9	11.7
Share Prices ($)					
– Close	5.32	5.47	6.38	5.07	5.15
– Year High	5.88	5.98	7.14	6.90	6.17
– Year Low	4.56	4.56	5.26	4.82	4.26

1. Prior to significant items and SGARA

BOARD OF DIRECTORS

David A Crawford
AO, B.Com., LLB, FCA, FCPA

1 Member of the Board since August 2001 and Chairman since November 2007. He is an independent Director. Mr Crawford has extensive experience in risk management and business reorganisation, having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Board of Allens Arthur Robinson. Mr Crawford is Chairman of Lend Lease Corporation Limited and is a Director of BHP Billiton Limited. Until December 2007, Mr Crawford was a Director of Westpac Banking Corporation. Mr Crawford is the Chairperson of the Succession Committee and a member of the Human Resources Committee.

Ian D Johnston
B.Com.

2 Member of the Board since September 2007 and Chief Executive Officer since September 2008. Mr Johnston has extensive experience in the international food and beverage industry with Unilever in Australia, Canada and Europe and Cadbury Schweppes in Australia and the UK. Prior to his retirement in 2000, he was Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London. Since leaving Cadbury Schweppes, Mr Johnston has advised a broad group of private companies and was briefly a non-executive Director of Coles Group Limited in 2001. Mr Johnston is a Director of Goodman Fielder Limited.

M Lyndsey Cattermole
AM, B.Sc., FACS

3 Member of the Board since October 1999. She is an independent Director. Mrs Cattermole has extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She has also held a number of significant appointments to government, hospital and research boards and committees. Mrs Cattermole is a Director of Tattersall's Limited. Mrs Cattermole is the Chairperson of the Risk and Compliance Committee and a member of the Audit Committee.

1


2


3


4


5


6


Paul A Clinton
Business Administration DipIT

4 Member of the Board since March 2008. He is an independent Director. Mr Clinton has extensive experience with distribution systems in the United States and Canada. From 1988 he held a number of senior roles with the Diageo Group, and its predecessors, culminating in 2000 with his appointment as President and CEO of Diageo North America. Prior to his retirement in 2003, Mr Clinton also sat on the Board of Directors of the Distilled Spirits Council of the United States. Mr Clinton is a member of the Risk and Compliance Committee.

Max G Ould
B.Ec.

5 Member of the Board since February 2004. He is an independent Director. Mr Ould has extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company. Mr Ould is a Director of AGL Energy Limited, Pacific Brands Limited and Chairman of Goodman Fielder Limited. Until October 2006, Mr Ould was a Director of the Australian Gas Light Company. Mr Ould is the Chairperson of the Human Resources Committee and a member of the Succession Committee and the Audit Committee.

Michael J Ullmer
BSc(Maths) (Hons), FCA, SF Fin.

6 Member of the Board since July 2008. He is an independent Director. Mr Ullmer has strategic, financial and management experience developed over a 30 year career in international banking and finance. He is a former Finance Director of the National Australia Bank and is now the Bank's Deputy Group Chief Executive Officer. From 1982 until 1992 Mr Ullmer worked with KPMG in London, the US and Australia and then joined Coopers and Lybrand to lead their Asia Pacific Financial Services Group. In 1997 he joined the Commonwealth Bank of Australia as Group Chief Financial Officer and then Group Executive with responsibility for Institutional and Business Banking. Mr Ullmer is the Chairperson of the Audit Committee and a member of the Risk and Compliance Committee.

	Short-term benefits $	Share-based payment $	Post-employment benefits $	Total $
Non-executive Directors				
DA Crawford – Chairman	368,003	67,425	38,745	474,173
ML Cattermole – Non-executive Director	173,626	39,000	-	212,626
PA Clinton – Non-executive Director	307,334	-	21,418	328,752
MG Ould – Non-executive Director	155,473	44,950	17,482	217,905
MJ Ullmer – Non-executive Director	171,670	22,475	16,999	211,144
Former Non-executive Directors				
GW McGregor – Non-Executive Director	38,616	7,250	19,828	65,694
Executive Director				
ID Johnston – Chief Executive Officer	2,483,539	685,291	86,139	3,254,969
Former Executive Director				
TL O'Hoy – Chief Executive Officer	26,121	19,256	14,734	60,111
Sub-total of Directors	**3,724,363**	**885,647**	**215,345**	**4,825,375**
Other Key Management Personnel				
S Brauer – Managing Director, Foster's Americas	141,619	-	5,269	146,888
MP Brooks – Chief Supply Officer	606,727	384,187	100,000	1,090,914
PR Jackson – Managing Director, Foster's EMEA	512,924	238,341	88,803	840,068
AJ Leyden – Chief Information Officer	160,686	90,920	8,746	260,352
AR McKay – Chief Financial Officer	757,632	343,657	50,000	1,151,289
SM Smith – Chief Human Resources Officer	453,755	216,248	50,000	720,004
A Stevens – Managing Director, Carlton & United Breweries	590,227	36,438	25,915	652,581
Sub-total of other Key Management Personnel	**3,223,570**	**1,309,791**	**328,733**	**4,862,095**
Former Key Management Personnel				
DL Bortolussi – Chief Strategy Officer	409,548	291,546	45,833	746,927
MM Hudson – Chief Legal Officer & Company Secretary	649,688	383,108	722,064	1,754,860
J Odell – Managing Director, Foster's Australia, Asia and Pacific	320,541	242,226	880,682	1,443,449
S Weiss – Managing Director, Foster's Americas	426,979	215,221	780,536	1,422,736
Total – Directors and Key Management Personnel	**8,754,708**	**3,327,539**	**2,973,195**	**15,055,441**

REMUNERATION OVERVIEW

Foster's aims to attract and retain high-calibre Executives and Directors. Remuneration strategies and policies are targeted to motivate Foster's people to pursue long-term corporate growth and success, and demonstrate a clear relationship between executive performance and remuneration.

A detailed annual Remuneration Report and copies of policies and codes mentioned below are available from Foster's website at: www.fostersgroup.com. Details of the short-term, share-based, post-employment and termination benefits for executives and Directors are summarised in the remuneration overview table on page 20–21 of this review.

Non-executive Directors' remuneration

Non-executive Directors are remunerated by way of cash fees, superannuation and equity. They do not participate in the Company's incentive plans. Until recently, non-executive Directors applied at least 20 per cent of their base Board fee to purchase shares in the Company.

Executive remuneration policy and structure

Foster's executive remuneration policy ensures that remuneration levels properly reflect the duties and responsibilities of executives. Policies and practices are benchmarked using information and advice from external independent consultants.

Remuneration packages are structured to ensure a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. The Board also considers it important that executives have ongoing share ownership in the Company, supported by participation in the Company's employee share plans.

Fixed remuneration

The level of fixed remuneration for executives is generally set by reference to the market median and is determined by the scope of the role and the level of knowledge, skill and experience required of the individual.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year, as assessed through the Company's Individual Performance Management program.

Short Term Incentive Plan

All executives participate in Foster's Senior Management Short Term Incentive Plan, which encourages executives to meet their own individual performance targets while supporting broader business objectives. The measures used to assess business performance may vary each year, depending on business objectives.

Long Term Incentive Plan

The Foster's Long Term Incentive Plan is designed to reward executives for delivering long-term shareholder returns. Under the plan, participants may be entitled to newly issued ordinary shares in the Company if performance standards are met. The performance standard is measured by Total Shareholder Return (TSR) relative to a number of peer companies. Recent offers have been split into three tranches measured over one, two and three years, and weighted 20 per cent, 20 per cent and 60 per cent respectively. Any shares issued in relation to the one or two-year tranches do not vest until the final three-year performance period has elapsed. The plan is currently under review and will most likely change before the next offer in late 2009.

Anti-hedging policy

In order to ensure the variable components of the Company's remuneration structure remain at risk, employees may not hedge against the risk inherent in arrangements such as the Long Term Incentive Plan or any other share-based incentive plans.

Foster's Employee Share Grant Plan

Employees who are eligible to participate in the Foster's Employee Share Grant Plan may receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

Chief Executive Officer's remuneration

The remuneration of the Chief Executive Officer, Ian Johnston, is outlined on page 20–21.

GOVERNANCE OVERVIEW

Foster's is committed to delivering best practice in corporate governance and transparency in reporting. A detailed Corporate Governance Statement and copies of supporting policies and codes are available from www.fostersgroup.com

Board of Directors

The Foster's Board is responsible for the overall corporate governance of the Company. The Board seeks to optimise company performance and shareholder value and ensure the Company recognises its legal and stakeholder obligations. The Board, comprising a majority of independent non-executive Directors, appoints the Chief Executive Officer, and ratifies the appointment of members of the Foster's Leadership Team.

Board composition and succession

The composition, size and commitment of the Board is reviewed regularly, with desired competencies, expertise and qualifications decided by the Board's Succession Committee. External consultants conduct a review of the effectiveness of the Board, its Committees and Directors at least every two years. The external review was conducted prior to 30 June 2009.

Code of Conduct

Foster's has a Code of Conduct that commits its Directors, employees, contractors and consultants to not only comply with the law, but to conduct business in accordance with the highest ethical conduct.

Share Trading Policy

Foster's Share Trading Policy prohibits insider trading in accordance with the Corporations Act and prescribes certain requirements for dealing in Company Shares. The policy applies to all Directors and employees of Foster's.

No Director or member of the Foster's Leadership Team may enter into a margin loan or similar funding arrangement to acquire any Company Shares.

Whistleblower Policy

The Whistleblower Policy encourages all employees to report any matter or behaviour that may contravene the Code of Conduct, Foster's policies or the law. It provides that all reports will be thoroughly investigated and that, where applicable, feedback as to the outcome of the investigation will be provided to the person making the report. Any person who makes a report will not be discriminated against or disadvantaged in their employment with the Group.

Corporate Sustainability

Foster's adopts an integrated approach to corporate sustainability. The Group is committed to continuously improving its business practices to maximise positive and minimise negative social, environmental and economic impacts. This enhances employee engagement and retention, supports corporate reputation, manages risk and protects the social licence to operate.

Integrity in financial reporting

The Chief Executive Officer and Chief Financial Officer provide a written declaration to the Board that the Company's financial records have been properly maintained, and that the Company's financial statements and notes give a true and fair view and comply with the accounting standards. Their declaration is founded on a sound system of risk management and internal control which is operating effectively in all material respects in relation to financial reporting risks. Foster's financial statements are audited by an independent external auditor.

Timely and balanced disclosure

Foster's Disclosure Policy details the procedures and requirements expected of all employees relating to the Company's compliance with disclosure obligations under the ASX Listing Rules and the Corporations Act. Foster's website contains recent ASX announcements, Annual Reports, financial report announcements, relevant speeches and support material provided to the media and investment market.

Managing risk

Foster's operates an enterprise-wide risk management system to enable the identification, management and reporting of risk throughout the business.

Political donations

The Company will not make any donation, whether in cash or kind, to any political party or organisation, politician or candidate for public office in any country in which it operates.

Compliance with recommendations in the ASX best practice guidelines

Foster's has complied with all ASX guidelines during the reporting period.

INFORMATION & CONTACTS

Annual General Meeting

The Annual General Meeting of Foster's Group Limited will be held on Wednesday 21 October 2009, at 10:30am at the Plaza Ballroom, Brisbane Convention and Exhibition Centre. Corner of Merivale & Glenelg Streets, South Bank, Queensland, Australia.

Internet

www.fostersgroup.com

2009 Business Review

This Business Review has been prepared as a general business overview and does not, and should not be expected to, provide a detailed understanding of Foster's Group Limited's financial performance, financial position or financing and investing activities. Financial commentary within this review has been derived from the Foster's Group Limited Annual Report for the year ended 30 June 2009.

A copy of the Foster's Group Limited Annual Report is available from the Foster's website at: www.fostersgroup.com or please contact: investor.relations@fostersgroup.com or the registered office via the address details provided.

Registered Office

Foster's Group Limited
77 Southbank Boulevard
Southbank Victoria 3006
Australia

Tel +61 3 8626 2000
Fax +61 3 8626 2002

Carlton and United Breweries Wine, Australia and New Zealand Wine, Asia

Foster's Group Limited
77 Southbank Boulevard
Southbank Victoria 3006
Australia

Tel +61 3 8626 2000
Fax +61 3 8626 2002

Foster's Americas

600 Airpark Road
P.O. Box 4500
NAPA California 94558
United States of America

Tel +1 707 259 4500
Fax +1 707 259 4542

Foster's Europe, Middle East and Africa

Regal House,
70 London Road
Twickenham, Middlesex
TW1 3QS
United Kingdom

Tel +44 20 8843 8400
Fax +44 20 8843 8401



Foster's Annual Report 2009 is available from the Foster's website www.fostersgroup.com

Foster's Sustainability Report 2009 will be available from the Foster's website in October 2009. www.fostersgroup.com

FOSTER'S BRANDS

Beer
Abbotsford Invalid Stout
Asahi*
Belle-Vue*
Carlsberg*
Carlton
Cascade
Corona*
Crown
Fiji Range
Foster's Lager
Harp Lager*
Hoegaarden*
KB Lager
Kent Old Brown
Kronenbourg 1664*
Leffe*
Matilda Bay
Melbourne Bitter
Newcastle Brown Ale*
NT Draught
Power's
Pure Blonde
Resch's
Shanghai Lager
Sheafs Stout
Stella Artois*
Vailima
VB

Bulmers Original*
Mercury*
Strongbow*

Cascade
Cottonwood Valley Water
Delite Mineral Water
Flavo's
Perrier Water*
Real Juice
Torquay
Vittel*

100 Pipers*
Akropolis Ouzo*
Barossa Brandy
Boomerang Vodka (US only)
Bounty
Chateau Napoleon*
Cinzano Spirit*
Continental Liquers
Cougar*
Coyote Tequila*
Czarina Vodka
Dalmore 12yo Whiskey*
Karloff*
Old Oak Brandy*
Prince Albert Gin*
Ratu's Rum*
Regal
SKYY*
The Black Douglas*

Wine
Andrew Garrett
Angel Cove
Annie's Lane
Beringer
Bohemian Highway
Campanile
Cartwheel
Castello di Gabbiano
Cellar no. 8
Chateau St Jean
Coldstream Hills
Devils Lair
Etude
Festival '94
Fifth Leg
Fishers Circle
Fonseca Port*
Fortitude
Great Western
Greg Norman Estates
Half Mile Creek
Heemskerk
Ingoldby
Jamiesons Run
Killawarra
Leo Buring
Lindemans
Maglieri
Maison de Grande Esprit
Matthew Lang
Matua Valley
Meridian
Metala
Mildara
Minchinbury
Penfolds
Pepperjack
Queen Adelaide
Riccadonna*
Robertsons Well
Rosemount
Rothbury Estate
Rouge Homme
Saltram
Sbragia Family
Seaview
Secret Stone
Seppelt
Souverain
St Clement
St Huberts
Stags' Leap
T'Gallant
Taylor's Port
Taz
The Little Penguin
Twotone Farms
Wattle Creek
Wolf Blass
Wynns Coonawarra Estate
Yarra Ridge
Yellowglen

Responsible Enjoyment of Alcohol
What is a standard drink?

Enjoy Responsibly


1.4
1.6
1.5
BEER
375ML
4.8% ALC/VOL
WINE
150ML
13.5% ALC/VOL
RTD
375ML
5.0% ALC/VOL

* Produced, imported or distributed by Foster's in Australia

Foster's Group Limited
ABN 49 007 620 886

www.fostersgroup.com

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"2009 Notice of Meeting'"

Released: 14 September 2009

Pages: 13
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

14 September 2009

Company Announcements Office
Australian Securities Exchange Limited
Level 1
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

Re: 2009 Notice of Meeting

In accordance with Listing Rule 3.17, attached is a copy of the 2009 Notice of Annual General Meeting, Proxy Form and a Questions from Shareholders form to be sent to shareholders.

Yours faithfully,

Robert K Dudfield
Assistant Company Secretary

Foster's Group Limited
ABN 49 007 620 886

FOSTER'S GROUP

Notice of Annual General Meeting

Business:

Accounts

To consider the financial report and the reports of the Directors and of the Auditors for the financial year ended 30 June 2009.

Resolutions

1. **Re-election of Director**

   Mr M G Ould retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

   Information regarding Mr Ould can be found in the accompanying Explanatory Notes.

Special Business:

2. **Renewed approval to operate existing Foster's Employee Share Grant Plan**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   'That any shares issued under the Foster's Employee Share Grant Plan, the terms of which are described in the Explanatory Notes, during the 3 years following the date of this meeting be approved as an exception for purposes of ASX Listing Rule 7.1.'

3. **Approval of the participation of Mr Ian Johnston, Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan – 2008 offer**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   'That the Company approve the acquisition of rights over a maximum of 343,000 ordinary shares in the Company by Mr I Johnston, the Chief Executive Officer, under the Foster's Long Term Incentive Plan upon the terms set out in the Explanatory Notes.'

4. **Approval of the participation of Mr Ian Johnston, Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan – 2009 offer**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   'That the Company approve the acquisition of rights over a maximum of 515,400 ordinary shares in the Company by Mr I Johnston, the Chief Executive Officer, under the Foster's Long Term Incentive Plan upon the terms set out in the Explanatory Notes.'

5. **Adoption of the Remuneration Report for the year ended 30 June 2009**

   To consider and put to a non-binding vote the following resolution:

   'That the Remuneration Report of the Company, as contained in the Directors' Report, for the year ended 30 June 2009 be adopted.'

By Order of the Board,

Paul D Conroy,
Acting Secretary.
Melbourne, 3 September 2009

Information for Members

Shareholders who are entitled to vote

The Company has determined, that for the purpose of voting at the meeting, shares will be taken to be held by those members recorded in the Company's Register of Members as at 7.00 p.m. (Melbourne time) on Monday 19 October 2009.

Proxy Votes

A member entitled to attend and vote at the meeting may appoint a proxy. The person appointed as a proxy may be an individual or a body corporate. If entitled to cast two or more votes, the member may appoint one or two proxies.

Where two proxies are appointed, each proxy may be appointed to represent a specific proportion of the member's voting rights. If the proportion is not specified, each proxy may exercise half of the member's voting rights. Fractional votes will be disregarded.

Please read carefully the instructions on the Proxy Form and consider how you wish to direct the proxy to vote on your behalf. You may direct the proxy to vote "for", "against" or "abstain" from voting on each resolution or you may leave the decision to the appointed proxy after discussion at the meeting.

A proxy need not be a member of the Company.

The Proxy Form must be signed by the member or the member's attorney. Proxies given by corporations must be signed in accordance with the corporation's constituent documents, or as authorised by the Corporations Act.

To be valid, the Proxy Form must be lodged by 11.30 a.m. (Melbourne time) on Monday 19 October 2009 by one of the following methods:

(a) by mail or in person at the registered office of the Company or the office of the Company's Share Registry:

Computershare Investor Services Pty Limited
GPO Box 242, Melbourne, Victoria 3001;

or

Yarra Falls, 452 Johnston Street,
Abbotsford, Victoria 3067, Australia;

(b) by facsimile to the Company's Share Registry on 1800 783 447 (within Australia), +61 3 9473 2555 (outside Australia); or

(c) electronically, either via:
www.investorvote.com.au using the details printed on your personalised Proxy Form, or
www.fostersgroup.com and clicking on 'AGM Proxy', or
www.intermediaryonline.com for Custodian Voting (subscribers only).

If the Proxy Form is executed under a power of attorney that has not been noted by the Company, the power of attorney must accompany the Proxy Form.

In the case of joint shareholders, the names of all joint shareholders should be shown and all joint shareholders should sign the Proxy Form.

Corporations

A corporation that is a member or a proxy may elect to appoint a representative in accordance with the Corporations Act, in which case the Company will require written proof of the representative's appointment, which must be lodged with or presented to the Company before the meeting.

Voting Restrictions

In accordance with the ASX Listing Rules, any vote cast on Resolutions 2, 3 and 4 by any of the Directors or their associates (including any undirected proxies held by Directors other than the person chairing the meeting) will be disregarded, provided that it will not be disregarded if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Annual Report – Online

Foster's Annual Report for the year ended 30 June 2009 is available on the Company's website at www.fostersgroup.com

Explanatory Notes

RESOLUTION 1
Re-election of Mr M G Ould as a Director

Mr Max Ould B.Ec. is a non-executive Director and has been a member of the Board since February 2004. He is 62 years of age. Mr Ould is also a Director of AGL Energy Limited, Pacific Brands Limited and Chairman of Goodman Fielder Limited.

Mr Ould has extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company.

Mr Ould is the Chairperson of the Human Resources Committee, and a member of the Succession Committee and the Audit Committee.

Mr Ould is considered by the Board to be an independent Director.

An assessment of the performance of Mr Ould has been conducted in the context of his skills, experience, knowledge, understanding of Foster's businesses and the diversity represented on the Board. Further to that assessment, the Directors make the recommendation below.

Directors' Recommendation

The Directors (other than Mr Ould who abstained because of his interest in the resolution) have resolved to recommend that shareholders vote in favour of the re-election of Mr Ould. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 2
Renewed approval to operate existing Foster's Employee Share Grant Plan

The Board believes that a successful employee incentive scheme is an essential component of any comprehensive human resources policy that aims to enhance the future prospects of the Company. As part of its overall remuneration structure, Foster's operates a number of employee plans for different levels of employees, which provide a good framework for the Company to attract, retain and motivate its employees and align their interests with those of shareholders.

There is no legal requirement to seek approval from shareholders to operate employee plans. However, Foster's voluntarily seeks approval of these plans for the purposes of ASX Listing Rule 7.1 and as part of its good governance practices and focus on transparency. In general, Foster's seeks approval for the plans every 3 years. This year, shareholders are asked to approve the Foster's Employee Share Grant Plan (**Share Grant Plan**) for the purposes of ASX Listing Rule 7.1. The Share Grant Plan was last approved by shareholders at the Company's 2006 Annual General Meeting.

ASX Listing Rule 7.1 imposes limitations upon the amount of capital a company can issue each year without the approval of its shareholders. An exception to this general rule arises for issues of shares under an employee share scheme that has been approved by shareholders within the past 3 years. Accordingly, shareholders are asked to approve any shares issued under the Share Grant Plan during the 3 years following the date of this meeting as an exception to Listing Rule 7.1.

Foster's Long Term Incentive Plan (**LTIP**), which was last approved by shareholders in 2006, was also due to be submitted for shareholder approval this year. As a result of the uncertainty raised by the Government's proposed changes to the taxation of employee share plans (which at the time of preparing this notice had not been passed into law), Foster's is currently reviewing the form of its LTIP. Foster's may, as a result of the review, either change the form of the current LTIP or design a new long term incentive model in line with Foster's value drivers and taking into account market practice in other leading companies. Accordingly, no resolution is proposed in relation to the LTIP at this meeting.

In accordance with its general practice, Foster's intends to seek approval of the form of its LTIP at the 2010 Annual General Meeting following the conclusion of this review.

Share Grant Plan

The Share Grant Plan, which was established in 2004, allows eligible employees of the Foster's Group who meet the minimum service period of 6 months to be granted ordinary shares up to a value of $1,000, subject to Company performance and Board approval. Shares are granted to employees at no cost. Participants in the Company's LTIP are not eligible to participate in the Share Grant Plan.

Explanatory Notes

Operation of the Plan

The plan provides that annual offers may be made if Foster's achieves designated financial performance targets which, unless the Board decides otherwise, requires the percentage growth in the Company's normalised consolidated net profit on a year on year basis to be at or greater than the percentage increase in the Consumer Price Index over that year. Only one offer under the plan may be made in each financial year.

Grants have been made in each financial year since the Share Grant Plan was established, except in respect of the financial year ending 30 June 2008. Since the date of the last approval by shareholders in 2006, 1,482,192 shares have been issued under the Share Grant Plan.

Other terms

Shares issued under the Share Grant Plan are ordinary shares receiving all benefits of share ownership such as the right to vote and the right to dividends.

Employees must not transfer their shares until the earlier of either 3 years after acquiring the shares or the employee ceasing employment with the Foster's Group.

Tax concessions

The plan is designed to qualify for concessions under Australian tax laws so there is generally no income tax implication for employees who are resident in Australia at the time the shares are acquired. Under recently announced changes to the taxation laws, employees with taxable income of more than $180,000 per annum may not take advantage of the $1,000 tax concession.

Overseas

The Share Grant Plan also operates on a similar basis in various overseas jurisdictions but, in some cases, under slightly different rules to accommodate the requirements of local laws and regulatory conditions.

Directors' Recommendation

The Directors recommend that shareholders vote in favour of this resolution. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTIONS 3 AND 4
Approval of the participation of Mr Ian Johnston, Chief Executive Officer, of the Company, in the Foster's Long Term Incentive Plan

Under ASX Listing Rule 10.14, a Director of the Company may only acquire shares under an employee share plan where such participation is approved by ordinary resolution of the Company in general meeting. Therefore, Mr Johnston's participation in the Foster's Long Term Incentive Plan (**LTIP**) is subject to receiving shareholder approval at this Meeting.

Notwithstanding the comments above regarding the review of Foster's LTIP, the terms of Mr Johnston's employment with Foster's provided for his participation in LTIP. As Mr Johnston was appointed Chief Executive Officer in September 2008 it was not possible for his participation in the 2008 LTIP offer to be approved by shareholders at the 2008 Annual General Meeting. Accordingly, the resolutions set out below seek approval to provide Mr Johnston with both his 2008 and 2009 LTIP entitlements.

If shareholder approval of Mr Johnston's participation in LTIP is not obtained, pursuant to the provisions of Mr Johnston's service agreement relating to his participation in LTIP, the Company will provide Mr Johnston with a cash benefit that will place him, insofar as possible, in the same after tax financial position as he would have been had he participated in LTIP.

Mr Johnston will be entitled to receive one Foster's ordinary share for each right granted under LTIP, subject to the achievement of the specified performance standards (described below). Rights are granted at no cost to Mr Johnston.

Upon satisfaction of the performance standards, shares will be allocated to the LTIP trustee and held on behalf of Mr Johnston. Shares can be held by the LTIP trustee for a period of up to 10 years or until Mr Johnston ceases employment (whichever occurs first), at which point, the shares will be transferred by the LTIP trustee to Mr Johnston or as he directs. In addition, Mr Johnston can, at any time after the end of the final performance period (ie 3 years), instruct the LTIP trustee to transfer his shares into his name.

Explanatory Notes

Once shares are allocated to the LTIP trustee on behalf of Mr Johnston, he will be entitled to receive dividends paid on the shares and participate in any new share issues related to those shares and can direct the LTIP trustee how to vote at general meetings.

While shares are held by the LTIP trustee, the shares are subject to forfeiture in the circumstances set out below.

Performance Standard

The performance standard is measured by Foster's total shareholder return (**TSR**), relative to the TSR performance of a number of peer companies.

TSR performance is expressed as the percentage change over the performance period between the volume weighted average price of a company's shares at the commencement of the performance period and the volume weighted average price of a company's shares at the end of the performance period, assuming all dividends and other distributions paid during the performance period are reinvested in the company's shares. Foster's and each peer company are then ranked according to their TSR performance in descending order.

The peer group is split into 2 groups – Australian companies and international alcoholic beverage companies. Half of Mr Johnston's maximum share entitlement will be measured against Foster's performance relative to Australian companies, with the other half to be measured independently against the performance of international alcoholic beverage companies. This ensures that Mr Johnston will only receive his maximum entitlement if Foster's has outperformed both peer groups – and not where it has performed adequately against only one of the peer groups. It also increases the focus on performance relative to international peers and Foster's objective of becoming a leading international beverage company.

Vesting schedule

The number of shares that Mr Johnston receives will depend on Foster's ranking assessed against both peer groups at the end of the performance period as set out in the following vesting schedule:

TSR growth – percentile ranking	Percentage of maximum opportunity
Below median	0
Median	50
Between median and 85th percentile	Sliding scale from 50 to 100
Target percentile or above	100

2008 LTIP offer (Resolution 3)

Approval is sought for the participation of Mr Johnston in LTIP in respect of the 2008/09 financial year (**2008 offer**). As discussed above, Mr Johnston was appointed Chief Executive Officer of Foster's Group Limited, after the notice of the 2008 Annual General Meeting had been despatched. Mr Johnston's entitlement to participate in the 2008 Offer, which is generally on the same terms as for the other participants in LTIP, was contingent upon the approval of shareholders at this meeting. Accordingly, approval is sought for a 'catch up' offer under LTIP for last year.

Maximum entitlement

As announced at the time of his appointment, Mr Johnston's maximum opportunity in relation to the 2008 offer is 343,000 Foster's shares, calculated by reference to one year's total remuneration and a share price of $5.25, being the weighted average of Foster's share price for the 3 months up to and including the date he was appointed Chief Executive Officer, being 28 September 2008.

Explanatory Notes

Performance period

Mr Johnston's maximum entitlement under the 2008 Offer is granted in three tranches as follows:

Tranche	1	2	3
Performance period	1 year (ending 31 August 2009)	2 years (ending 31 August 2010)	3 years (ending 31 August 2011)
Amount of grant that may vest	20%	20%	60%

The actual number of shares that Mr Johnston may receive at the end of the relevant performance period will depend on Foster's ranking assessed against both peer groups (described above – the list of companies in each peer group is set out in this year's Remuneration Report (2009)). His actual entitlement will be determined in accordance with the vesting schedule described above.

Mr Johnston will only receive his maximum entitlement of 343,000 shares if the Company's TSR ranking is at the 85th percentile or above for both peer groups. If the Company achieves a median ranking for both peer groups, Mr Johnston will be entitled to 171,500 shares. If the Company's TSR performance is below the median level for both peer groups, Mr Johnston will be entitled to no shares in respect of the 2008 offer.

Subject to achievement of the required performance standard, shares will be acquired following this meeting (for Tranche 1) and in or around September 2010 and September 2011 (for Tranches 2 and 3). Any such shares will be acquired on behalf of Mr Johnston at no cost to him.

2009 LTIP offer (Resolution 4)

Maximum entitlement

Approval is sought for the participation of Mr Johnston in LTIP in respect of the 2009/10 financial year (**2009 offer**). Mr Johnston's maximum opportunity in relation to the 2009 offer is 515,400 Foster's shares, based on a share price of $5.24, being the weighted average of Foster's share price for the period from 1 June 2009 up to and including 11 August 2009.

Performance period

The performance period is 3 years (i.e.1 September 2009 to 31 August 2012). Unlike the 2008 Offer described above, the 2009 Offer is not made in tranches. All of the rights granted to Mr Johnston will be tested at the end of the performance period.

The actual number of shares that Mr Johnston may receive at the end of the performance period will depend on Foster's ranking assessed against both peer groups (described above - the list of companies in each peer group will be settled and set out in Foster's 2010 Remuneration Report). His actual entitlement will be determined in accordance with the vesting schedule described above.

Mr Johnston will only receive his maximum entitlement of 515,400 shares if the Company's TSR ranking is at the 85th percentile or above for both peer groups. If the Company achieves a median ranking for both peer groups, Mr Johnston will be entitled to 257,700 shares. If the Company's TSR performance is below the median level for both peer groups, Mr Johnston will be entitled to no shares in respect of the 2009 offer.

Subject to achievement of the required performance standard, shares may be acquired in or around September 2012. Any such shares will be acquired on behalf of Mr Johnston at no cost to him.

General terms (2008 and 2009 Offers)

Termination of employment and forfeiture

If Mr Johnston ceases employment before the end of the performance period applicable to the respective 2008 and 2009 Offers by reason of:

- resignation, termination for cause, termination, in the opinion of the Board, for failure to meet performance objectives or in other circumstances not acceptable to the Board – Mr Johnston will forfeit any shares allocated as a result of the satisfaction of the performance standard at the end of any of the applicable performance periods and he will have no further entitlement under the LTIP in relation to the performance period(s) which have not yet elapsed; and
- redundancy, ill health, death or other circumstances acceptable to the Board – Mr Johnston will be entitled to any shares allocated as a result of the satisfaction of the applicable performance standard at the end

Explanatory Notes

of any of the applicable performance periods and the Board has indicated that, should such circumstances arise, it intends to exercise its discretion and award Mr Johnston a cash payment in relation to the performance period(s) which have not yet elapsed having regard to the degree to which the performance standards have been achieved.

If Mr Johnston ceases employment after the end of the final performance period for either Offer and any of the shares allocated to him are held in the LTIP trust, the trustee will transfer any shares it holds on his behalf to Mr Johnston. Shares held in the trust after the final performance period are subject to forfeiture if Mr Johnston is dismissed for cause, declared bankrupt, commits an act of fraud or defalcation or misconduct which brings the Foster's group into disrepute.

Other terms

If a takeover bid is made for Foster's (that is either recommended by the Board or becomes unconditional) or another transaction that is likely to result in a change in control, Mr Johnston will be entitled to a cash payment equal to the higher of the value of shares that would have been granted had the performance standards been achieved at median (i.e. 50% vesting) and those that would have been granted at the end of the performance period having regard to the Company's actual performance against the standards at the time of the relevant event.

Other Information

In order to comply with the Listing Rules, the Company will publish in its Annual Report, details of any shares issued to Mr Johnston pursuant to this approval.

Mr Johnston is the only executive director of the Company and therefore the only director who participates in the LTIP. Shareholders should also note that any executive director who the Company may propose participate in LTIP after this shareholder approval is obtained will not participate in LTIP until the requisite shareholder approval of their participation is obtained.

Since the 2007 Annual General Meeting, being the date of the last approval for the purposes of Listing Rule 10.14, the number of shares issued under the LTIP to Mr Trevor O'Hoy, the former Chief Executive Officer, but subsequently forfeited by him as a result of his resignation, was 32,280.

Directors' Recommendation

The Directors (other than Mr Johnston) have resolved that:

- in their view, the overall remuneration of Mr Johnston, which includes his participation in the LTIP, is reasonable having regard to the circumstances of the Company and of Mr Johnston; and
- it is in the best interests of the Company for Mr Johnston to participate in the LTIP and recommend that shareholders vote in favour of Resolutions 3 and 4.

The Chairman intends to vote undirected proxies in favour of Resolutions 3 and 4.

Explanatory Notes

RESOLUTION 5
Adoption of the Remuneration Report for the year ended 30 June 2009

Consistent with section 250R of the Corporations Act, shareholders are asked to consider and adopt by way of a non-binding resolution the Remuneration Report for the year ended 30 June 2009. At the meeting there will be a reasonable opportunity for discussion of the report.

The Remuneration Report is a distinct section of the annual Directors' Report which deals with the remuneration of Directors and executives (which include secretaries and senior managers) of the Company. The Remuneration Report can be located in the Company's Annual Report on pages 15 to 35. It is also available on Foster's website (www.fostersgroup.com).

The Remuneration Report includes:

- an explanation of the Board's policies in relation to the nature and level of remuneration of Directors and executives;
- a discussion of the link between executives' remuneration and the Company's performance; and
- details of any element of the remuneration of Directors and executives that is dependent upon the satisfaction of a performance condition.

Directors' Recommendation

The Directors recommend that shareholders vote in favour of this resolution. The Directors acknowledge however that they have a personal interest in some aspects of the Remuneration Report. The Chairman intends to vote undirected proxies in favour of this resolution.


BRISBANE RIVER
Victoria Bridge
SOUTH BANK PARKLANDS
LITTLE STANLEY ST
GREY STREET
GREY STREET
MELBOURNE ST
SOUTH BRIS STN
P
Brisbane Convention & Exhibition Centre
PEEL ST
GLENELG ST
ERNEST ST
TRIBUNE ST
MERIVALE STREET
RUSSELL ST

Annual General Meeting

Plaza Ballroom, Brisbane Convention and Exhibition Centre, Corner of Merivale and Glenelg Streets, South Bank, Queensland, Australia.

Wednesday 21 October 2009, at 10.30am

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Lodge your proxy:

Online:
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For Intermediary Online subscribers only
(custodians) www.intermediaryonline.com

For all enquiries call:

(within Australia) 1300 134 708
(outside Australia) +61 3 9415 4022

000001 000 FGL
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Proxy Form

For your vote to be effective it must be received by 11.30am (Melbourne time) Monday 19 October 2009

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

TO LODGE YOUR PROXY ONLINE, SIMPLY VISIT:
www.investorvote.com.au

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Your secure access information is:

Control Number: 999999

SRN/HIN: I9999999999

IF YOU DO NOT LODGE YOUR PROXY ONLINE, please turn over to complete the form →

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes. Please note, you cannot change ownership of your securities using this form.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 APPOINT A PROXY TO VOTE ON YOUR BEHALF

XX

I/We being a member/s of Foster's Group Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ______________________

Please leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Foster's Group Limited to be held at the Plaza Ballroom, Brisbane Convention and Exhibition Centre, Corner of Merivale and Glenelg Streets, South Bank, Queensland, Australia on Wednesday 21 October 2009 at 10.30am and at any adjournment of that meeting.

☐ **IMPORTANT: FOR ITEMS 2, 3 and 4 BELOW:** If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 2, 3 and 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 2, 3 and 4. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 2, 3 and 4 and your votes will not be counted in computing the required majority if a poll is called on those Items.

STEP 2 ITEMS OF BUSINESS

*** PLEASE NOTE:** If you mark the **Abstain** box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority on a poll.

		For	Against	Abstain*
1	Re-election of Mr M G Ould as a Director	☐	☐	☐
2	Renewed approval to operate existing Foster's Employee Share Grant Plan	☐	☐	☐
3	Approval of the participation of Mr Ian Johnston, Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan - 2008 offer	☐	☐	☐
4	Approval of the participation of Mr Ian Johnston, Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan - 2009 offer	☐	☐	☐
5	Adoption of the Remuneration Report for the year ended 30 June 2009	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.
In accordance with the ASX Listing Rules, Directors other than the Chairman of the Meeting will not vote any undirected proxies in respect of Items 2, 3 and 4.

SIGN SIGNATURE OF SECURITYHOLDER(S)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date __/__/__

FGL 038052A Computershare

FOSTER'S GROUP

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Questions from Shareholders

The Annual General Meeting (AGM) of Foster's Group Limited will be held on Wednesday 21 October 2009 at the Plaza Ballroom, Brisbane Convention and Exhibition Centre, corner of Merivale and Glenelg Streets, South Bank, Queensland, Australia at 10:30am. Shareholders are invited to register questions in advance of the AGM.

This form may also be used to submit a written question to the auditor if the question is relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

In the course of the AGM we intend to respond to as many of the more frequently asked questions as is practicable. Responses to the more frequently asked questions will be available on the Foster's website after the AGM.

Shareholder questions must be received by Wednesday 14 October 2009. Please return the form to our Share Registry, Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne Victoria 3001 or by facsimile to 1800 783 447 (within Australia) +61 3 9473 2555 (outside Australia). The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you may email your questions to **shareholderquestions@fostersgroup.com.** If emailing please include your name and Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

Shareholder's Name

Securityholder Reference Number (SRN) I or Holder Identification Number (HIN) X

Question/s

Please tick ☑ if it is a question directed to the Auditor

1 .... ☐

2 .... ☐

3 .... ☐

4 .... ☐

FOSTER'S GROUP LIMITED
ABN 49 007 620 886